March 18, 2026

Rodney C. Reed
Senior Vice President and Chief Financial Officer
NOV Inc.
10353 Richmond Avenue
Houston, Texas 77042-4103

       Re: NOV Inc.
           Form 10-K for the Fiscal Year ended December 31, 2025
           Filed February 12, 2026
           File No. 001-12317
Dear Rodney C. Reed:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2025
Financial Statements
Note 16 - Business Segments and Geographic Areas, page 81

1. We note that you include two tables on page 83 having various segment details, including one with "Pre-tax Other Items," which are described in footnote (2) to the other table and included in various line items of the other table. Please modify your disclosures as necessary to clarify which line items within the other table represent the significant expense categories and amounts that are regularly provided to your CODM, which you are disclosing pursuant to FASB ASC 280-10-50-26A.

       Please explain to us how you considered the distinction made by the FASB in establishing the disclosure requirements for significant expense categories in FASB ASC
       280-10-50-26A, and the disclosure requirements for the amount of other segment items
       (representing the difference between segment revenues, less the amounts in the significant expense categories, and the segment measures of profit or loss) in FASB ASC
       280-10-50-26B, and the reasons this is not apparent in your current presentation.
 March 18, 2026
Page 2

       Please also explain to us how you adhered to the requirements in FASB ASC 280-10-50-
       26A, to "...consider relevant qualitative and quantitative factors when determining whether segment expense categories and amounts are significant" for purposes of these disclosures, and how your evaluation has encompassed not only the segment expenses that are regularly provided to the CODM, but also segment expenses that are "easily computable from information that is regularly provided" to the CODM.

       On a related point, please clarify whether the CODM is regularly provided information regarding the cost of revenue for the categories of products, services, and rentals, as utilized in the presentation on page 53, and if so indicate how these categories were determined to be other than significant expense categories, if this is your view.

2. We note that you have limited disclosures pertaining to revenues under this heading to revenue from external customers and intersegment revenues based on FASB ASC 280-
       10-50-22, and revenues by four geographical areas based on FASB ASC 280-10-50-41.
       We also note that you report revenues on page 76 for the categories of services and rentals, sales of shorter-lived capital equipment, sales of consumable products, sales of long-lived capital equipment, and aftermarket sales and services.

       However, on page 3 you indicate that you manufacture a diverse line of products and on pages 4 through 6, you identify about 17 product and service offerings in describing your reportable operating segments. Please expand your disclosures under this heading as necessary to address the requirement in FASB ASC 280-10-50-40, to report revenues for each product and service, or each group of similar products and services.

       If you believe that revenues for some categories of products and services should be combined because they are similar, or if believe that providing the information is impracticable, provide us with details of your assessments in this regard.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gus Rodriguez at 202-551-3752 or John Cannarella at 202-551-3337 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation